Exhibit 99.1

Dear Shareholders:

In 2016, Gerdau prioritized positive free cash generation, which amounted to R$2.3 billion. This was achieved, in spite of the challenging scenario in the world steel industry, by reducing capex, cutting costs and expenses, effectively managing working capital and controlling financial leverage controls.

In 2016, shipments came to 15.6 million tonnes, resulting in consolidated net sales of R$37.7 billion, decreasing 13.6% compared to 2015, due to lower shipments at all Business Operations.

Consolidated adjusted EBITDA and EBITDA margin in the year came to R$4.0 billion and 10.8%, respectively, demonstrating the resilience of the Company’s operating margins, with the lower gross profit partially offset by the reduction of R$343 million in selling, general and administrative and expenses.

Impairment tests of goodwill and other long-lived assets of the Company conducted during 2016 identified losses of R$2.9 billion, which were recorded as non-recurring items in the profit or loss, with no cash effects.

Consolidated net income, adjusted by non-recurring effects in 2016, amounted to R$91 million, declining in relation to 2015, mainly due to the lower adjusted EBITDA. In 2016, Gerdau S.A. allocated R$85.4 million (R$0.05 per share) to the payment of dividends, despite the challenging scenario in the steel industry.

Profile

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, it also produces flat steel and iron ore, activities that are expanding its product mix and boosting its competitiveness. It is also the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. Gerdau’s shares are listed on the São Paulo, New York and Madrid stock exchanges.

Consolidated Information

Gerdau’s performance in Fiscal Year 2016

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

Consolidated (R$ million)	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	15,677	16,862	-7.0%
Shipments of steel	15,558	16,970	-8.3%
Results (R$ million)
Net Sales	37,652	43,581	-13.6%
Cost of Goods Sold	(34,188)	(39,290)	-13.0%
Gross profit	3,464	4,291	-19.3%
Gross margin (%)	9.2%	9.8%
SG&A	(2,239)	(2,582)	-13.3%
Selling expenses	(711)	(785)	-9.4%
General and administrative expenses	(1,528)	(1,797)	-15.0%
Adjusted EBITDA	4,049	4,501	-10.0%
Adjusted EBITDA Margin	10.8%	10.3%

•      Consolidated production and sales contracted in 2016 compared to 2015, due to the divestment of the units in Spain and to lower shipments at all BDs.

•      In 2016, consolidated net sales and cost of goods sold decreased in relation to 2015, due to the lower shipments at all BDs and to the reduction in net sales per tonne sold, primarily at the North America BD.

•      Consolidated gross profit decreased in 2016 compared to 2015, due to the weaker performances at the North America and Brazil BDs, which were partially neutralized by the better performance of Special Steel BD, resulting in a slight decrease in gross margin in the comparison period.

•      Adjusted EBITDA decreased in 2016 in relation to 2015, due to the lower gross profit, which was partially neutralized by the 13.3% reduction in selling, general and administrative expenses (R$343 million). The strong reduction in expenses was the main factor driving the expansion in EBITDA margin in the comparison period.

Breakdown of Consolidated EBITDA (R$ million)	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Net income	(2,885)	(4,596)	-37.2%
Net financial result	945	2,879	-67.2%
Provision for income and social contribution taxes	304	(1,499)	—
Depreciation and amortization	2,536	2,608	-2.8%
EBITDA - Instruction CVM (1)	900	(608)	—
Impairment of assets	2,918	4,996	-41.6%
Results in subsidiaries and associate operations	58	—	—
Equity in earnings of unconsolidated companies	13	25	-48.0%
Proportional EBITDA of associated companies and jointly controlled entities	160	88	81.8%
Adjusted EBITDA(2)	4,049	4,501	-10.0%
Adjusted EBITDA Margin	10.8%	10.3%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.
The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	Fiscal Year 2016	Fiscal Year 2015
EBITDA - Instruction CVM (1)	900	(608)
Depreciation and amortization	(2,536)	(2,608)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	(1,636)	(3,216)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Losses from asset impairments

•      Gerdau presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This standard requires impairment tests of goodwill and other long-lived assets held by the company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      Impairment tests of goodwill and other long-lived asset conducted during 2016 and 2015 identified losses from asset impairments classified as follows:

Impairment of assets by business	Fiscal Year 2016			Fiscal Year 2015
operations (R$ million)	North America BD	South America BD	Consolidated	Brazil BD	North America BD	South America BD	Special Steel BD	Consolidated
Goodwill	2,679	—	2,679	—	1,520	354	654	2,528
Property, plant and equipment, net	100	139	239	835	—	—	1271	2,106
Investments	—	—	—	—	362	—	—	362
Total	2,779	139	2,918	835	1,882	354	1,925	4,996

Financial result and net income

Consolidated (R$ million)	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Income before financial income (expenses) and taxes(1)	(1,636)	(3,216)	-49.1%
Financial Result	(945)	(2,879)	-67.2%
Financial income	252	378	-33.3%
Financial expenses	(2,010)	(1,780)	12.9%
Exchange variation, net	852	(1,564)	—
Exchange variation on net investment hedge	675	(1,302)	—
Exchange variation - other lines	177	(262)	—
Gains (losses) on financial instruments, net	(39)	87	—
Income before taxes(1)	(2,581)	(6,095)	-57.7%
Income and social contribution taxes	(304)	1,499	—
On net investment hedge	(675)	1,302	—
Deferred tax assets write-off	—	(284)	—
Other lines	371	481	-22.9%
Consolidated Net Income(1)	(2,885)	(4,596)	-37.2%
Extraordinary events	2,976	5,280	-43.6%
Results in subsidiaries and associate operations	58	—	—
Impairment of assets	2,918	4,996	-41.6%
Reversal of deferred tax assets write-off	—	284	—
Consolidated Adjusted Net Income(2)	91	684	-86.7%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2016 compared to 2015, the lower negative financial result mainly reflects the higher positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the closing price of the Brazilian real against the U.S. dollar of 16.5% in 2016, compared to depreciation of 47.0% in 2015), despite the higher financial expenses.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income adjusted by non-recurring effects decreased in 2016 in relation to 2015, mainly due to the lower adjusted EBITDA.

Dividends

•      In fiscal year 2016, Gerdau S.A. allocated R$ 85.4 million (R$ 0.05 per share) to the payment of dividends, which was distributed from the profit earned in the first nine months of 2016 and from the retained earnings reserve.

Investments

•      In 2016, investments in property, plant and equipment amounted to R$1.3 billion, down 43.1% from 2015. Of the amount invested in the year, 46.0% was allocated to the Brazil BD, 26.2% to the South America BD, 17.2% to the North America BD and 10.6% to the Special Steel BD.

•      The CAPEX projected for 2017 is R$ 1.3 billion, which will be concentrated in boosting productivity and in maintenance.

Divestments

•      In 2016, the Company divested special steel units in Spain, a long-steel mill in Colombia, coke units in Colombia, a 30% interest in Corporación Centroamericana del Acero S.A. in Guatemala and manufacturing units and properties in the United States. The cash proceeds from the divestments in fiscal year 2016 amounted to R$ 309 million, which was complemented by the reductions of R$ 291 million in debt and of R$ 438 million in consolidated working capital.

•      In 4Q16, with the divestment of the interest in the associate company Corporación Centroamericana del Acero S.A. in Guatemala and of the subsidiary Cleary Holdings Corporation, which produces coke and holds coking coal reserves in Colombia, the Company recognized a gain of R$ 47 million on its Income Statement. Since, in 2Q16, the divestment of the special steel units in Spain generated a loss of R$105 million, in fiscal year 2016, the net result of these divestments amounted to a R$ 58 million loss (noncash) in the line “Results in subsidiaries and associate operations”.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has divested 13 assets in the United States, Europe and Latin America.

Working Capital and Cash Conversion Cycle

•      In December 2016, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to December 2015, reflecting the 26.4% decrease in working capital (mainly inventories) in comparison with the 17.5% decrease in net sales.

Financial liabilities

Debt composition (R$ million)	12.31.2016	12.31.2015
Short Term	4,458	2,387
Long Term	16,125	24,074
Gross Debt	20,583	26,461
Cash, cash equivalents and short-term investments	6,088	6,919
Net Debt	14,495	19,542

•      On December 31, 2016, gross debt was 21.7% short term and 78.3% long term. Note that the increase in the share of short-term debt in 2016 in relation to 2015 mainly reflects the R$2.6 billion issue of 2017 Bonds. The Company holds cash equivalents and credit facilities in an amount more than sufficient to meet this commitment and also has the option of refinancing this debt in full or part.

•      On December 31, 2016, gross debt was denominated 16.5% in Brazilian real, 80.1% in U.S. dollar and 3.4% in other currencies. The R$5.9 billion decrease in gross debt between December 2015 and December 2016 is explained mainly by the effects from exchange variation in the comparison periods (appreciation of 16.5% in the end-of-period quote of the Brazilian real against the U.S. dollar in 2016), in addition to the amortization of financings of working capital and fixed asset.

•      The reduction in the cash position of R$831 million between December 2015 and December 2016 was mainly due to the amortization of financings of working capital and fixed asset, in addition to the effects from exchange variation in the comparison period on the cash held by Gerdau companies abroad. On December 31, 2016, 73.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The decrease in net debt on December 31, 2016 compared to December 31, 2015 is due to the reduction in gross debt.

•      On December 31, 2016, the nominal weighted average cost of gross debt was 7.2%, or 10.9% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.8% for the portion contracted by subsidiaries abroad. On December 31, 2016, the average gross debt term was 5.7 years.

•      On December 31, 2016, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2018	1,679
2019	875
2020	3,279
2021	3,545
2022	177
2023	1,944
2024	1,381
2025 and after	3,245
Total (2)	16,125

(1) Bond october/2017 maturity = R$ 2,645 million

(2) Total in bonds = R$ 14,091 million

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2016		12.31.2015
Gross debt / Total capitalization (1)	45%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.5	x	4.2	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Indebtedness

(R$ billion)

Free Cash Flow (FCF)

•      In 2016, the Company generated R$2.3 billion in consolidated free cash flow, which is explained by the EBITDA generation of R$4.0 billion surpassing by R$1.3 billion the Company’s commitments (CAPEX, income tax and interest on debt) and by the freeing up of working capital of R$974 million. This positive free cash flow is aligned with the Company’s strategy grounded in capital discipline, as in the last four years, despite the challenging scenario in the steel industry.

Free Cash Flow 2016

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all North American operations (Canada, United States and Mexico), except the special steel operations, and the associate company and jointly-controlled entity, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly-controlled entity in the Dominican Republic;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	6,134	6,247	-1.8%
Shipments of steel	6,067	6,457	-6.0%
Domestic Market	3,707	4,284	-13.5%
Exports	2,360	2,173	8.6%
Results (R$ million)
Net Sales(1)	11,635	12,977	-10.3%
Domestic Market	8,569	9,802	-12.6%
Exports	3,066	3,175	-3.4%
Cost of Goods Sold	(10,405)	(11,433)	-9.0%
Gross profit	1,230	1,544	-20.3%
Gross margin (%)	10.6%	11.9%	0.0%
EBITDA	1,499	1,656	-9.5%
EBITDA margin (%)	12.9%	12.8%	0.0%

(1) - Includes iron ore, coking coal and coke net sales.

•      Steel shipments declined in 2016 compared to 2015, mainly due to the weaker demand from the domestic market caused by the slowdown in the construction and manufacturing industries resulting from Brazil’s recession. On the other hand, exports advanced due to opportunities in the international market.

•      The lower net sales in 2016 compared to 2015 was mainly due to the less favorable market mix, with the lower shipments in the domestic market partially offset by the higher shipments in export markets. In addition, the lower international prices led to a decline in net sales per tonne exported.

•      Cost of goods sold decreased in 2016 compared to 2015, due to lower shipments. The sharper drop in net sales than in cost of goods sold led to a reduction in gross margin.

•      Adjusted EBITDA decreased in 2016 in relation to 2015, due to the decline in gross profit, which was partially neutralized by the 17.4% reduction in selling, general and administrative expenses. The lower operating expenses supported stability in EBITDA margin.

North America BD

North America BD	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	5,988	6,469	-7.4%
Shipments of steel	5,965	6,232	-4.3%
Results (R$ million)
Net Sales	15,431	17,312	-10.9%
Cost of Goods Sold	(14,515)	(15,800)	-8.1%
Gross profit	916	1,512	-39.4%
Gross margin (%)	5.9%	8.7%
EBITDA	1,102	1,540	-28.4%
EBITDA margin (%)	7.1%	8.9%

•      The decrease in production in 2016 compared to 2015 was mainly due to the adjustment in inventories to the lower level of shipments.

•      Shipments contracted in 2016 compared to 2015, due to the continuous pressure from imported goods in the region, despite the still-solid demand from the non-residential construction industry.

•      The decline in net sales in 2016 compared to 2015 was explained by the lower net sales per tonne sold in U.S. dollar, in addition to the lower shipments in the period.

•      Cost of goods sold decreased in 2016 in relation to 2015 due to the lower shipments and the lower prices for the scrap consumed. The sharper drop in net sales than in cost of goods sold led to a reduction in gross margin in 2016 in relation to 2015.

•      The decline in EBITDA and EBITDA margin in 2016 compared to 2015 was due to the reduction in gross profit, which was partially neutralized by the lower selling, general and administrative expenses and by the higher proportionate EBITDA of the associated and jointly controlled companies.

South America BD

South America BD	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	1,231	1,242	-0.9%
Shipments of steel	2,088	2,222	-6.0%
Results (R$ million)
Net Sales	4,776	5,477	-12.8%
Cost of Goods Sold	(4,103)	(4,800)	-14.5%
Gross profit	673	677	-0.6%
Gross margin (%)	14.1%	12.4%
EBITDA	722	637	13.3%
EBITDA margin (%)	15.1%	11.6%

•      Shipments decreased in 2016 compared to 2015, in line with the weaker steel consumption in most countries where Gerdau operates.

•      Net sales decreased in 2016 in relation to 2015, due to the reduction in shipments and to the effects from exchange variation on the currencies of the countries where Gerdau operates.

•      Cost of goods sold decreased in 2016 compared to 2015 due to the lower shipments, the reduction in raw material costs and the effects from exchange variation. The improvement in gross margin was due to cost of goods sold decreasing at a faster rate than net sales.

•      EBITDA and EBITDA margin increased at a faster rate than gross profit and gross margin, reflecting the 19.2% reduction in selling, general and administrative expenses compared to 2015.

Special Steel BD

Special Steel BD	Fiscal Year 2016	Fiscal Year 2015	Variation 2016/2015
Volumes (1,000 tonnes)
Production of crude steel	2,324	2,903	-19.9%
Shipments of steel	2,102	2,621	-19.8%
Results (R$ million)
Net Sales	6,885	8,882	-22.5%
Cost of Goods Sold	(6,239)	(8,333)	-25.1%
Gross profit	646	549	17.7%
Gross margin (%)	9.4%	6.2%
EBITDA	905	850	6.5%
EBITDA margin (%)	13.1%	9.6%

•      The reduction in production and shipments in 2016 in relation to 2015 was due to the divestment of the units in Spain and, to a lesser degree, the lower shipments at the units in Brazil.

•      The decrease in net sales and cost of goods sold in 2016 compared to 2015 was basically due to the divestment of the units in Spain and the lower shipments at the units in Brazil.

•      The higher gross profit and gross margin in 2016 compared to 2015 was due to the divestment of the units in Spain, which were the least profitable operations of this BD, and to the stronger performance at the units in the United States and India.

•      EBITDA and EBITDA margin increased in 2016 compared to 2015, following the performance of gross profit and gross margin.

Information on the Parent Company

Gerdau S.A. is a publicly traded corporation with registered office in Rio de Janeiro, Rio de Janeiro. The Company is engaged in holding interests in other companies and producing and marketing steel goods in the special steel segment.

Results

•      A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2016, these investments generated equity in losses of R$3,248.3 million. On December 31, 2016, these investments amounted to R$29.3 billion.

•      In 2016, the Company sold 333,000 tonnes of steel products, which generated net sales of R$1.2 billion and cost of goods sold of R$1.1 billion. Gross margin in the year stood at 10.6%.

•      In fiscal year 2016, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was positive R$503.8 billion, compared to negative R$2.8 billion in 2015. This variation in the financial result was mainly due to the effect from exchange variation on related-party debt (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 16.5% in 2016, compared to depreciation of 47.0% in 2015).

•      Gerdau S.A. recorded a net loss of R$2.9 billion in 2016, which corresponds to R$1.70 per share outstanding, which is basically due to the equity losses in the period, which was partially neutralized by the effect from exchange variation.

•      On December 31, 2016, the Company’s shareholders’ equity amounted to R$24.0 billion, representing book value of R$14.06 per share.

•      Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$7.4 billion on December 31, 2016 and R$8.6 billion on December 31, 2015. The decrease in the comparison periods was mainly due to the effect from exchange variation on related-party debt.

Dividends

In fiscal year 2016, Gerdau S.A. allocated R$85.4 million (R$0.05 per share) to the payment of dividends, which was distributed from the profit earned in the first nine months of 2016 and from the retained earnings reserve.

	Dividends	Per Share	Quantity of	Payment
Period	(R$ million)	(R$)	Shares (million)	Date
2nd quarter	51.2	0.03	1,706	9/2/2016
3rd quarter	34.2	0.02	1,706	12/1/2016
Total	85.4	0.05

CLARIFICATION ABOUT  ZELOTES OPERATION

•      Gerdau’s name has been involved in the Zelotes Operation, an operation sponsored by the Federal Police and other Brazilian federal authorities with the purpose of investigating, among other things, if corporate taxpayers tried to influence the decisions of CARF (Administrative Council of Tax Appeals) by resorting to illegal methods.

•      As soon as it became aware of said mention, the Company promptly clarified that there was no false declaration or omission with the purpose of evading allegedly due taxes, but a legitimate exercise of rights by the Gerdau companies, expressly grounded on law and precedents.

•      The Company retained outside consultants to assist it in connection with said proceedings, and the relevant contracts included provisions determining the absolute compliance with the applicable laws, the breach of which calls for immediate termination thereof. The Company also clarified that no payments were made or delivered to the outside consultants responsible for the cases, and the relevant agreements were terminated when the name of the investigated consultants were mentioned in the press for suspected illegal activities.

•      The Company never granted any authorization for its name to be used in allegedly illegal negotiations, and strongly repudiates any action taken with said purpose. The amounts relating to the tax treatment of profits generated abroad and the deductibility of the goodwill, which gave rise to the aforementioned proceedings, and information on the ongoing internal investigation, are disclosed in the notes to the Financial Statements of the Company.

•      As a 116-year-old company, Gerdau reiterates that it adopts rigorous ethical standards for its dealings with public authorities and reaffirms that it is, as it has always been, at the disposal of the competent authorities to provide any clarifications that may be requested.

RELATIONSHIP WITH THE INDEPENDENT AUDITOR

•      The Company’s policy for hiring any services from the independent auditor unrelated to the external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

•      Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with the applicable legislation. Fees related to audits refer to services, such as, due diligence, that are traditionally performed by an external auditor in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company’s subsidiaries abroad to comply with tax requirements.

•      In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that PriceWaterhouseCoopers, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2016.

ACKNOWLEDGEMENTS

•      Lastly, the Company would like to thank its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

•      In accordance with Article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with Financial Statements for the fiscal year ended December 31, 2016 and with the opinions expressed in the Independent Auditors’ report of the Financial Statements issued on this date.

Rio de Janeiro, February 21, 2017

THE MANAGEMENT

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of Brazilian reais (R$)

	2016	2015
CURRENT ASSETS
Cash and cash equivalents	5,063,383	5,648,080
Short-term investments
Held for Trading	1,024,411	1,270,760
Trade accounts receivable - net	3,576,699	4,587,426
Inventories	6,332,730	8,781,113
Tax credits	504,429	673,155
Income and social contribution taxes recoverable	623,636	724,843
Unrealized gains on financial instruments	2,557	37,981
Other current assets	668,895	454,140
	17,796,740	22,177,498

NON-CURRENT ASSETS
Tax credits	56,703	77,990
Deferred income taxes	3,407,230	4,307,462
Unrealized gains on financial instruments	10,394	5,620
Related parties	57,541	54,402
Judicial deposits	1,861,784	1,703,367
Other non-current assets	447,260	490,583
Prepaid pension cost	56,797	140,388
Investments in associates and jointly-controlled entities	798,844	1,392,882
Goodwill	9,470,016	15,124,430
Other Intangibles	1,319,941	1,835,761
Property, plant and equipment, net	19,351,891	22,784,326
	36,838,401	47,917,211

TOTAL ASSETS	54,635,141	70,094,709

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2016 and 2015

In thousands of  Brazilian reais (R$)

	2016	2015
CURRENT LIABILITIES
Trade accounts payable	2,743,818	3,629,788
Short-term debt	4,458,220	2,387,237
Taxes payable	341,190	349,674
Income and social contribution taxes payable	74,458	140,449
Payroll and related liabilities	464,494	480,430
Employee benefits	409	18,535
Environmental liabilities	17,737	27,736
Unrealized losses on financial instruments	6,584	—
Other current liabilities	514,599	829,182
	8,621,509	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	15,959,590	23,826,758
Debentures	165,423	246,862
Related parties	—	896
Deferred income taxes	395,436	914,475
Provision for tax, civil and labor liabilities	2,239,226	1,904,730
Environmental liabilities	66,069	136,070
Employee benefits	1,504,394	1,687,486
Obligations with FIDC	1,007,259	853,252
Other non-current liabilities	401,582	690,766
	21,738,979	30,261,295

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(98,746)	(383,363)
Capital reserves	11,597	11,597
Retained earnings	3,763,207	6,908,059
Operations with non-controlling interests	(2,873,335)	(2,877,488)
Other reserves	3,976,232	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,028,136	31,685,801

NON-CONTROLLING INTERESTS	246,517	284,582

EQUITY	24,274,653	31,970,383

TOTAL LIABILITIES AND EQUITY	54,635,141	70,094,709

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2016 and 2015
In thousands of Brazilian reais (R$)

	For the year ended
	December 31, 2016	December 31, 2015

NET SALES	37,651,667	43,581,241
Cost of sales	(34,187,941)	(39,290,526)
GROSS PROFIT	3,463,726	4,290,715
Selling expenses	(710,766)	(785,002)
General and administrative expenses	(1,528,262)	(1,797,483)
Other operating income	242,077	213,431
Other operating expenses	(114,230)	(116,431)
Impairment of assets	(2,917,911)	(4,996,240)
Results in operations with subsidiaries, associate and jointly controlled entity	(58,223)	—
Equity in earnings of unconsolidated companies	(12,771)	(24,502)
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(1,636,360)	(3,215,512)
Financial income	252,045	378,402
Financial expenses	(2,010,005)	(1,780,366)
Exchange variations, net	851,635	(1,564,017)
Gain and losses on financial instruments, net	(38,930)	87,085
INCOME (LOSS) BEFORE TAXES	(2,581,615)	(6,094,408)

Current	(110,511)	(158,450)
Deferred	(193,803)	1,656,872
Income and social contribution taxes	(304,314)	1,498,422

NET INCOME (LOSS)	(2,885,929)	(4,595,986)

(+) Impairment of assets	2,917,911	4,996,240
(-) Results in subsidiaries and associate operations	58,223	—
(+) Reversal of deferred tax assets write-off	—	284,014

ADJUSTED NET INCOME*	90,205	684,268

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2016 and 2015

In thousands of  Brazilian reais (R$)

	2016	2015

Cash flows from operating activities
Net income (loss) for the year	(2,885,929)	(4,595,986)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,535,955	2,607,909
Impairment of Assets	2,917,911	4,996,240
Equity in earnings of unconsolidated companies	12,771	24,502
Exchange variation, net	(851,635)	1,564,017
Losses (Gains) on financial instruments, net	38,930	(87,085)
Post-employment benefits	229,767	233,287
Stock based remuneration	46,683	48,589
Income tax	304,314	(1,498,422)
Gains on disposal of property, plant and equipment and investments	(43,340)	(3,971)
Results in operations with subsidiaries, associate and jointly controlled entity	58,223	—
Allowance for doubtful accounts	68,781	127,701
Provision for tax, labor and civil claims	347,882	323,314
Interest income on investments	(107,980)	(153,631)
Interest expense on loans	1,540,797	1,471,526
Interest on loans with related parties	2,457	(2,712)
(Reversal) Provision for net realisable value adjustment in inventory	(31,492)	17,536
	4,184,095	5,072,814
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	64,805	1,219,605
Decrease (Increase) in inventories	794,591	1,977,361
Increase (Decrease) in trade accounts payable	110,466	(768,627)
Increase in other receivables	(275,938)	(270,391)
(Decrease) Increase in other payables	(287,487)	(509,227)
Dividends from jointly-controlled entities	124,495	52,769
Purchases of trading securities	(880,436)	(1,958,522)
Proceeds from maturities and sales of trading securities	1,089,972	3,929,971
Cash provided by operating activities	4,924,563	8,745,753

Interest paid on loans and financing	(1,240,165)	(946,041)
Income and social contribution taxes paid	(168,032)	(637,394)
Net cash provided by operating activities	3,516,366	7,162,318

Cash flows from investing activities
Purchases of property, plant and equipment	(1,323,891)	(2,324,718)
Proceeds from sales of property, plant and equipment, investments and other intangibles	308,694	90,942
Purchases of other intangibles	(54,044)	(126,428)
Payment for business acquisitions, net of cash of acquired entities	—	(20,929)
Capital increase in jointly-controlled entity	—	(40,524)
Net cash used in investing activities	(1,069,241)	(2,421,657)

Cash flows from financing activities
Reduction of capital by non-controlling interests	—	—
Purchase of treasury shares	(95,343)	(189,071)
Proceeds from exercise of shares	—	—
Dividends and interest on capital paid	(85,962)	(358,226)
Proceeds from loans and financing	2,455,371	3,042,783
Repayment of loans and financing	(4,605,406)	(5,028,386)
Intercompany loans, net	(6,492)	30,126
Increase in controlling interest in subsidiaries	—	(339,068)
Net cash used in financing activities	(2,337,832)	(2,841,842)

Exchange variation on cash and cash equivalents	(693,990)	699,290

(Decrease) Increase in cash and cash equivalents	(584,697)	2,598,109
Cash and cash equivalents at beginning of year	5,648,080	3,049,971
Cash and cash equivalents at end of year	5,063,383	5,648,080